SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ/MF 76.483.817/0001-20 - NIRE 41300036535 - CVM Registration 1431-1

B3 (CPLE3, CPLE5)

NYSE (ELP, ELPC)

LATIBEX (XCOPA, XCOPO)

Interest on Equity Distribution

COPEL ("Company") hereby informs its shareholders and the market in general that its Board of Directors has approved, on this date, the distribution of interest on equity (“IoE”), based on the net income for the current fiscal year calculated in the financial information for June 30, 2025, in the gross total amount of R$ 1,100,000.00 (one billion, one hundred million reais), as follows:

IoE
Payment date	01/19/2026
Gross total amount per common share – ON (¹)	R$ 0.37041621069
Record date (including)	12.30.2025
Ex-dividend date	01.02.2026
Taxation pursuant to Brazilian Law 9.249/95 (2)	15.00%

(¹) The gross value per share may be adjusted, depending on the possible exercise of withdrawal rights by holders of preferred shares, as explained below.

(²) Legal entities that are EXEMPT from withholding income tax under the Brazilian legislation must prove so by contacting the bookkeeping agent through the contact information shown below.

The Company clarifies that the value per share indicated above considers the Company's new shareholding structure in the context of the migration to the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão (“Migration to the Novo Mercado”), composed exclusively of common shares (except for the special class preferred shares held by the State of Paraná), under the terms approved by the Extraordinary General Meeting held on August 22, 2025, and ratified by the Special Meeting of Preferred Shareholders held on November 17, 2025 (“AGESP”).

It should be noted that the value per share reported may be adjusted as a result of the possible exercise of withdrawal rights by holders of preferred shares who did not approve the matter deliberated at the AGESP — whether due to dissent, abstention, or absence, pursuant to Notice to Shareholders No. 07/25, dated November 17, 2025. If there are changes in the value per share indicated above, these will be timely disclosed to the market through a new Notice to Shareholders.

The amounts related to IoE, net of income tax withheld at source, will be allocated to the minimum mandatory dividends for the fiscal year ending December 31, 2025

METHOD OF PAYMENT:

The payments will be made to the checking accounts informed by the shareholders in their registration data. Therefore, they must keep their bank details up to date with their custodian agents.

SHAREHOLDER SERVICE:

Booeeping Agent: Banco Itau (Shares and Custod Department)

Avenida Brigadeiro Faria Lima, 3.500, 3º andar, SP CEP: 04538-132

Phone:0800 720 9285

E-mail: preatendimentoescritural@itau-unibanco.com.br

Depositary ban abroad: The Bank of New York Mellon

101 Barclay Street, 22th Floor / New York – NY – 10286

Fone: (212) 815-7118

e-mail: cassandra.miranda@bnymellon.com

Curitiba, November 18, 2025

Felipe Gutterres

Vice-President of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 18, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.